Distribution Agreement

Appendix A

Name of Fund	Date Added
Legg Mason International Opportunities Bond Fund	November 13, 2009
Legg Mason Manager Select Large Cap Growth Fund	November 13, 2009
Legg Mason Manager Select Large Cap Value Fund	November 13, 2009
Legg Mason Strategic Real Return Fund	February 26, 2010
Legg Mason Capital Management Research Fund	June 30, 2010
Legg Mason BW Diversified Large Cap Value Fund	August 20, 2010